Mail Stop 4561

September 15, 2006

Charles M. Buckner
32 Jack Heard Road
Bailey Towers, Suite 110
Dawsonville, Georgia 30534

Re: First Citizens Financial Corporation
    Form SB-2, filed July 14, 2005
    File Number 333-135761

Dear Mr. Buckner:

We have reviewed your Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Purchases by Organizers and Directors, page 20

1.   Please disclose how the number of organizer warrants and number of director warrants to be received by each person will be calculated. For example, will the total number of organizer warrants be distributed to individual organizers based on the percentage purchase by each organizer or as a fixed, equal amount? Also, given that organizers may purchase more, or maybe fewer, shares in the offering than you currently anticipate, how would such a change affect that organizer and the others with respect to organizer warrant and director warrant allocation?

2.   We note the disclosure here about how the combined, total number of organizer warrants
        and director warrants was determined. We also note on page 47 how the total number of
        each type will be calculated. Please provide all of this information, together with the
        information for individuals, at this heading.

Shareholder Warrants, page 47

3.   As previously requested, please disclose in the summary that you may require the
        exercise or forfeit of the shareholder warrants or advise us why this is unnecessary.

Organizer and Director Warrants, page 47

4.   As previously requested, please state why Mr. Gordon is not receiving the same number
        of organizer warrants and director warrants as other organizers and directors.

Report of Independent Registered Public Accounting Firm, page F-1

5.   Please revise to include a signed report from your independent auditors in the pre-
        effective amendment. Refer to Rule 2-02 (a) of Regulation S-X.

                                    * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for further
review before submitting a request for acceleration. Please provide this request at least two
business days in advance of the requested effective date.

Direct any questions on accounting matters to Nancy Maloney at 202-551-3427, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: Daniel D. Dinur
        Fax number 770-395-3171